                                                                 EXHIBIT 9(d)

                                  EUREKA FUNDS
                                  SERVICE PLAN

         This Service Plan (the "Plan") is adopted by the Eureka Funds, a business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust"), on behalf of each of its Funds (individually, a "Fund," and collectively, the "Funds") set forth in Schedule I, as amended from time to time, subject to the following terms and conditions:

         SECTION 1. ANNUAL FEES.

         Service Fee. Each Fund (or class thereof, as the case may be) may pay to the distributor of its shares (the "Distributor") or financial institutions that provide certain services to the Funds, a service fee under the Plan at an annual rate not to exceed 0.25% of the average daily net assets of the Fund or Class attributable to the Distributor or financial institution thereof (the "Service Fee").

         Adjustment to Fees. Any Fund may pay a Service Fee to the Distributor or financial institution at a lesser rate than the fees specified in Section 1 hereof as agreed upon by the Board of Trustees and the Distributor or financial institution and approved in the manner specified in Section 3 of this Plan.

         Payment of Fees. The Service Fee will be calculated daily and paid monthly by each Fund at the annual rates indicated above.

         SECTION 2. EXPENSES COVERED BY THE PLAN.

         Service Fees may be used by the Distributor or financial institution for payments to financial institutions and persons who provide administrative and support services to their customers who may from time to time beneficially own shares, which may include (i) establishing and maintaining accounts and records relating to shareholders; (ii) processing dividend and distribution payments from the Fund on behalf of shareholders; (iii) periodically providing information to shareholders showing their positions in shares and integrating such statements with those of other transactions and balances in shareholders' other accounts serviced by such financial institution; (iv) arranging for bank wires; (v) responding to shareholder inquiries relating to the services performed; (vi) responding to routine inquiries from shareholders concerning their investments; (vii) providing subaccounting with respect to shares beneficially owned by shareholders, or the information to the Fund necessary for subaccounting; (viii) if required by law, forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to shareholders; (ix) assisting in processing purchase, exchange and redemption requests from shareholders and in placing such orders with the Funds' service contractors; (x) assisting shareholders in changing dividend options, account designations and addresses; (xi) providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; and (xii) providing such other similar services as the Fund may reasonably request to the extent the Distributor or financial institution is permitted to do so under applicable statutes, rules and regulations. Notwithstanding the foregoing, no Service Fees may be used by the Distributor or financial institution for payments for any activity by any person which is primarily intended to result in the sale of shares of any Fund.

         SECTION 3. APPROVAL OF TRUSTEES.

         Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Trustees of the Trust and
(b) those Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

         SECTION 4. CONTINUANCE OF THE PLAN.

         The Plan will continue in effect until _________________, and thereafter for successive twelve-month periods, provided, however, that such continuance is specifically approved at least annually by the Trustees of the affected Fund and by a majority of the Qualified Trustees.

         SECTION 5. TERMINATION.

         The Plan may be terminated at any time with respect to a Fund (i) by the Trust without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund (or, the shareholders of a particular class, if applicable) or (ii) by a vote of the Qualified Trustees. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

         SECTION 6. AMENDMENTS.

         No material amendment to the Plan may be made unless approved by the Trust's Board of Trustees in the manner described in Section 3 above.

         SECTION 7. SELECTION OF CERTAIN TRUSTEES.

         While the Plan is in effect, the selection and nomination of the Trust's Trustees who are not interested persons of the Fund will be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

         SECTION 8. WRITTEN REPORTS.

         In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement will prepare and furnish to the Trust's Board of Trustees, and the Board will review, at least quarterly, written reports complying with the requirements of the Rule which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

         SECTION 9. PRESERVATION OF MATERIALS.

         The Trust will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

         SECTION 10. LIMIT OF LIABILITY.

         The limitation of shareholder liability set forth in the Trust's Declaration of Trust is hereby acknowledged. The obligations of the Trust under this Plan, if any, shall not be binding upon the Trustees individually or upon holders of shares of the Trust individually but shall be binding only upon the assets and property of the Trust, and upon the Trustees insofar as they hold title thereto.

         SECTION 11. MEANINGS OF CERTAIN TERMS.

         As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the Investment Company Act of 1940.

         IN WITNESS WHEREOF, the Trust executed this Plan as of _______________.

                                                     Eureka Funds

                                                     By:
                                                         ---------------------
                                                         President

                                   SCHEDULE I


         This Service Plan shall be adopted with respect to the following Funds (and Classes) of the Eureka Funds:

Name of Fund                                        Class
------------                                        -----

Eureka Prime Money Market Fund                      Class A
Eureka U.S. Treasury Obligations Fund               Class A
Eureka Investment Grade Bond Fund                   Class A
Eureka Global Asset Allocation Fund                 Class A
Eureka Equity Fund                                  Class A